FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of June, 2007

Commission File Number: 333-07654

ENDESA, S.A.
(Translation of Registrant's Name into English)

Ribera del Loira, 60
28042 Madrid, Spain
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Investor Relations

Press Release

Madrid, June 4, 2007

Filing of 2006 Annual Report on Form 20-F

Endesa S.A. has filed its Annual Report on Form 20-F for the fiscal year 2006 with the United States Securities and Exchange Commission (“SEC”).

The document is also posted on the company’s website, http://www.endesa.es/Portal/en/default.htm in the Investor section. Hard copies of the document, which includes the company’s complete audited financial statements, may be obtained free of charge to shareholders upon request.

Endesa S.A. is the largest electricity company in Spain in terms of installed capacity and market share in mainland generation, distribution, deregulated market and sales to final customers, with a presence in Italy, France, Portugal and North Africa, and one of the largest private electricity companies in Latin America. Endesa is involved in energy and activities related to its core energy business such as renewable energies and cogeneration and distribution and supply of natural gas.

For additional information please contact Álvaro Pérez de Lema,
North America Investor Relations Office,
Telephone # 212 750 7200
http://www.endesa.es

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENDESA, S.A.

Dated: June 4, 2007	By: /s/ Álvaro Pérez de Lema
Name: Álvaro Pérez de Lema
Title: Manager of North America Investor Relations